Exhibit 99.2
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                      [Letterhead of Fintech Advisory Inc.]



July 17, 2003

Board of Directors
Audit Committee

Grupo Iusacell, S.A. de C.V.
Prolongacion Paseo de la Reforma 1236
Colonia Santa Fe
Delegacion Cuajimalpa
05348 Mexico, D.F.


Dear Members of the Board,

         As you may be aware, UBS Securities LLC ("UBS") recently made a proposal to Bell Atlantic International, Inc., Bell Atlantic Latin America Holdings, Inc. and Bell Atlantic New Zealand Holdings, Inc. (collectively, "Verizon") and Vodafone Americas BV ("Vodafone") to acquire 100% of the issued and outstanding equity of Grupo Iusacell, S.A. de C.V. (the "Company") for U.S.$15 million in cash. The UBS proposal provided that the terms of the purchase would be conditioned on due diligence and receipt of internal approvals, and in all other respects contained terms substantially identical to those contained in the tender offer commenced by Biper, S.A. de C.V. and Movil Access, S.A. de C.V. (the "Salinas Offer"). We understand that earlier this week, Verizon and Vodafone rejected UBS' proposal.

         Fintech Advisory Inc. ("Fintech") is a substantial creditor of the Company and its subsidiaries, and has been consulting with UBS and other creditors regarding the recent efforts by the Salinas Group, which controls one of the principal competitors of the Company, to acquire a controlling stake in the Company. We were supportive of UBS' proposal and had hoped that it would have received the support of the Company's controlling shareholders. We and other creditors are convinced that it is in the best interests of all of the Company's stakeholders that the interests of the Company's equity holders and debt holders be as closely aligned as possible, given the difficult restructuring negotiations that lie ahead. Having the restructuring process led by a party whose long-term interests may be affected by personal interests other than those of the Company, and/or best served by outcomes that do not maximize value for stakeholders is clearly an untenable position for the Company's creditors. This is a risk that we and other creditors find unacceptable.

         Accordingly, we have determined, at the urging and with the support of other creditors, to make an offer to purchase 100% of the outstanding equity of the Company, including the Series A, Series V and ADS's (the "Offer"). Our Offer is to pay an aggregate purchase price of U.S.$20 million cash, providing shareholders with a significantly more attractive price than the Salinas Offer, as well as the UBS proposal. In all other respects, our Offer contains the same terms that were offered in the Salinas Offer, including the offer to deposit the cash purchase price into an escrow account immediately upon acceptance of our Offer or our commencement of a tender offer to acquire all of the shares of the Company, whichever is earlier. We would also be willing to consider offering additional protections to minority shareholders, assuming these additional protections do not compromise the superiority of our Offer, or delay the timing of the transaction. We have all necessary internal approvals in order to submit and effect our Offer, and our Offer is not subject to any other conditions other than those contemplated by the Salinas Offer. We expect to commence our Offer within a matter of days, and that the closing of the transaction would occur promptly. Our Offer would also be open to the participation of other creditors on an equal basis in the event that they are interested, however this participation would in no way effect the economics or timing of the Offer to the Company or its Shareholders. We believe that, based on any criteria, our Offer is clearly superior to the Salinas Offer.

         We believe that our Offer is in the best interest of the shareholders, as well as all other stakeholders of the Company. As you may already know, Fintech is an experienced investor in troubled companies, and has played a significant role in many restructurings in Mexico and other emerging markets. As a substantial creditor of the Company and its subsidiaries, Fintech is fully committed to not only acquiring the equity of the Company but, more importantly, to leading the effort to restructure the Company in a manner that will maximize the value of all stakeholders, including employees, vendors and creditors. These groups represent important constituencies of the Company, whose interests are clearly better served if the equity of the Company is acquired by parties who are fully committed to, and have a substantial economic interest in, a restructured Company.

         Although we are hopeful that Verizon and Vodafone will accept our Offer, whether or not they do so should not in any way affect the Board's consideration of our Offer. It is clear from the text of the Acquisition Agreement entered into in connection with the Salinas Offer (as well as the disclosure documents that have been filed with the U.S. Securities and Exchange Commission (SEC) and the Mexican Comision Nacional Bancaria y de Valores (CNBV)) that Verizon and Vodafone have the right, if not the duty, to withdraw their shares tendered in the Salinas Offer and accept a Superior Proposal and that, assuming they have not breached the Acquisition Agreement, no substantial payment would be due to any third party. More importantly, the members of the Board of Directors of the Company have an independent fiduciary duty to thoroughly evaluate and consider our Offer and to protect the interests of minority shareholders.

         In light of our Offer, we believe that it would be inappropriate for the Company and its Board to go forward with the shareholders meeting that has been scheduled for July 25, 2003, or to take any other actions in furtherance of the Salinas Offer. In addition, in order to properly inform and advise the Company's shareholders, we believe that the Company should reassess the position it has taken with respect to the Salinas Offer as disclosed in its filings with the SEC and the CNBV, and amend such position accordingly. The decision not to take a position with respect to the Salinas Offer may have been justified at a time when there was only one offer available to shareholders, however given the existence of our Offer (clearly a Superior Proposal), we believe that position is no longer justifiable.

         We urge you to give our Offer prompt and careful consideration and not take any action that would have the effect of precluding Fintech from acquiring the Company. We are today filing a Schedule TO with the SEC reflecting our Offer and intend to file an application with the CNBV to commence a tender offer in Mexico immediately. We are available to meet with you and your advisors at your convenience, and are prepared to act promptly.

                                                        Sincerely,


                                                        /s/ Julio Herrera
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                                                        Julio Herrera
                                                        Fintech Advisory Inc.